Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 333-261055

Tempo Analyst Day Presentation Transcript TEMPOAUTOMATIO SEPTEMBER 1 1 <none> 2 <none> 3 <none> 4 <none>

5: Agenda Mark Roberts, Blueshirt: Hello and welcome to Tempo Automation’s Transaction Update. I am Mark Roberts, Managing Director at The Blueshirt Group, and I am excited to introduce today’s event. Thank you all for being here. To start, we have a few house - keeping items to make today that much more efficient. The Tempo Team will walk you through a slide deck that should be relatively familiar to most of you, but will also articulate the specific areas that have changed since the initial deal was announced last year. We will not be taking questions during the presentation, but we will leave plenty of time to answer any of your questions. Finally, I want to remind you all that any forward - looking statements or comments we make about Tempo Automation or ACE Convergence Acquisition Corp’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or other characterizations of future events or circumstances are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from historical results and/or from our forecast, including those set forth in ACE Convergence Acquisition Corp’s Form S - 4, originally filed on November 12, 2021 and as it has been and may be amended from time to time – most recently on September 8, 2022 - and the exhibits thereto. I would note that unless specifically noted, all of the financial information shared today references Non - GAAP results. For more information, please refer to the risks, uncertainties and other factors discussed in ACE Convergence Acquisition Corp’s SEC filings. All cautionary statements that we make during this call are applicable to any forward - looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in ACE Convergence Acquisition Corp’s SEC filings. You should not place undue reliance on forward - looking statements, which we assume no responsibility for updating. Today, we have Joy Weiss, Tempo’s CEO, Ryan Benton, the CFO, Ralph Richart, the Chief Technical and Manufacturing Officer, and Keith Tainsky, VP of Finance and Business Operations presenting. With that, let me turn it over to Joy. 6: Thesis Remains the Same Joy Weiss, President and Chief Executive Officer, Tempo Automation : TEMPOAUTOMATIO SEPTEMBER 2

Thanks, Mark. In early 2022, we had described a business combination that included the acquisition by Tempo of two target companies that would have been consolidated under the Tempo umbrella. We have since modified our strategy and now plan for Tempo to begin its life as a public company through the proposed business combination with ACE and to pursue additional M&A opportunities thereafter. This strategy was implemented in recognition of recent SPAC market uncertainties, including with respect to the financing of business combination transactions. However, what has not changed is the massive market opportunity, or the thesis that this is a market ripe for consolidation through tech - fueled acquisition. And fundamentally, we are confident today that Tempo’s unique and proprietary core technology platform provides us a compelling advantage to create a scaled and profitable company that will create significant value for our customers. This remains at the heart of the plan we will discuss today. 7: Tempo Automation Overview As we discussed earlier this year, Tempo Automation is a pioneer of using software and AI to transform the speed and quality of electronics prototyping and on - demand manufacturing and we remain just as excited about the opportunity. Some of what we cover today will necessarily be a bit redundant, but I think it will be helpful to refresh your memory by reviewing the highlights of our business and the value that we deliver to our customers across multiple large vertical markets. By way of background, I’ve led several semiconductor companies, and the last of those was acquired by what is now Analog Devices. As a start - up leader, our new product delivery schedule meant everything. However, my engineers would routinely bake in an extra manufacturing cycle into the prototyping phase for our new products because they couldn’t trust vendors to deliver a quality product on - time, and it drove me crazy. Our goal at Tempo is to help companies get their electronic products to market as quickly as possible - faster than they can with traditional electronics manufacturers. We work with many of our customers from product concept to production. In general, our customers migrate to a volume manufacturing specialist for their volume production. The form of the product is a printed circuit board assembly (a PCBA). Our goal is to deliver production quality -- even for the very first item we manufacture -- with the quickest turnaround TEMPOAUTOMATIO SEPTEMBER 3 possible. We have perfected that process through digitization, using software, and we are one of the only companies who has such a platform. That same software delivers customer facing efficiency that also drives internal margin growth as we try to scale Tempo organically or inorganically. Prototype and on - demand production electronics is a massive market that has existed under the radar, with an estimated total addressable domestic market of 290 billion dollars. To serve this market, Tempo has built a 21st century cloud software platform to transform the customer experience, automate error - prone manual processes, and bring artificial intelligence to bear on improving electronics prototyping and on - demand production. All of this is in service of helping our customers be more innovative, more rapidly than ever before. 8: Leadership: Strong Record of Value Creation Let’s meet the current executive team. In addition to our CFO Ryan, who you probably already know, Ralph Richart is a career printed circuit board fabrication executive and his domain knowledge as our Chief Technology and Manufacturing Officer is invaluable. Keith Tainsky has been a career finance and business operations executive with extensive semiconductor - related experience. Each of us has been on one side or the other of M&A transactions, and we believe our opportunity to execute M&A in this fragmented industry will be well - served by that experience. TEMPOAUTOMATIO SEPTEMBER 4

9: The Product Development Journey is Iterative, Whether the End Goal is 100 units/year or 1M units/year Let’s take another quick look at our specialized, but often overlooked, market to clarify how Tempo differentiates itself. This diagram illustrates successive design iterations and orders to Tempo as a customer’s product progresses from early design to increased manufacturability. Typically, our customers order tens of units in the early phases, and more as they progress towards manufacturability. This journey of many months is full of twists and turns as customers make last minute changes to the product along the way. This can be due to product performance missing the mark, changes to component availability or any number of factors that are influenced by the electronic design. An important takeaway is that the average number of iterations a customer typically goes through is 14, so the elapsed timeline can be many months or quarters. Our goal is to ensure that every order along the way is on - time, of the highest quality and that we quickly identify issues as early as possible in the design cycle, all in order to minimize the overall timeline. In this way, engineering teams can finally stop adding wasted debugging time to their product release schedules. 10: High - Growth Verticals Require More and More Complex Electronics One of the interesting things about this market is how broad it is. In terms of vertical market segments and customers, Tempo already serves some of the fastest growing and most demanding innovators in the industry. We are proud to have many of the top 10 companies in these sectors on our customer list. We’re not limited to these sectors though: anyone who makes electronics is a potential Tempo customer. 11: Secular Tailwinds for Onshoring Electronics With recent passage of the CHIPS Act, we see tremendous opportunities for growth, especially within the semiconductor segment. Companies who previously did early production runs offshore are now reconsidering choosing domestic suppliers, and those onshoring tailwinds should also be very good for our business. TEMPOAUTOMATIO SEPTEMBER 5

12: A Highly Manual Status Quo Slows the Development Process Unfortunately, these leading - edge companies have become accustomed to working in an industry rife with disappointment and delay - recall the story of my engineers, baking a cycle of vendor failure into their schedules . The challenge is largely attributable to the manual nature of the process. Insufficient data standards and limited R&D investment to date have constrained the degree of automation in this industry. As a result, manual, error - prone processes prevail. Add to this the fast - paced changes inherent to product design iteration, and it’s no wonder that companies in this industry have trouble scaling. The industry has generally relied on the deep manufacturing expertise of the most experienced operators, who are now aging out of the workforce and taking that know - how with them. Tempo has taken direct aim at this opportunity, with a comprehensive platform that makes electronics manufacturing straightforward, visible and predictable. 13: The Competition is Primarily Small, Owner - Operated Businesses To recap the market we discussed earlier this year: there are close to an estimated 2 trillion dollars of electronics manufactured globally, every year. The lion's share of domestic production is prototype and on - demand and we estimate that it represents approximately 290 billion dollars of domestic business. That is where Tempo is squarely aimed. On the right side of this chart, there’s an overview of who serves this market today. The bulk of the outsourced portion of the domestic prototype and on - demand production is served by approximately 1,100 companies, many of which are owner - operated shops with less than 50 million dollars of revenue. Given the highly fragmented structure of this market, Tempo, with its purpose - built technology platform, is ideally equipped to augment its organic growth with acquisitions. 14: Tempo’s Software Platform Helps Companies Iterate Faster Many customers in this industry feel “lucky” if their vendor delivers a working product - they are seldom surprised if debugging or rework is required after a vendor delivers. Tempo’s digital thread from portal to factory platform helps achieve fidelity to customer intent. TEMPOAUTOMATIO SEPTEMBER 6

Tempo achieves breakthrough speed and quality through software that automates manual processes, learns about manufacturability from every order, and feeds that back to the customer. We’re striving to eliminate manual error and automate error - prone processes through a secure, cloud - based interface for the customer, and, to our knowledge, we are one of the only companies approaching the problem in this manner. 15: Case Studies: Speed and Quality Our platform delivers really differentiated results in terms of speed and quality, and these customer examples are testimonials to that. 16: Tempo’s Platform Streamlines Electronics Product Realization Let me spend a minute reacquainting you with our platform. which combines 3 basic planks: • First, we have created a customer facing portal that brings e - commerce - like capabilities to our interactions with our customers, with web - based quoting, order tracking and supply chain visibility. This is underpinned by patents that allow us to quickly interpret, visualize and resolve ambiguous or erroneous input data. • Second, we use our software to connect the customer data to the factory via a digital thread, helping to eliminate manual errors along the way. The manufacturability data is mined from each step of the manufacturing process. This can be likened to what many traffic apps do with driver data - the conditions of every road are updated with every mile driven - by every driver - in a way that allows you to avoid the trouble spots. We’re doing something similar for manufacturing, anticipating the design and manufacturing challenges for designs we may have not seen before by analyzing the ones we’ve already built. • Finally, we’ve built the infrastructure to support a network of factories to ensure that all of the sites work together cohesively, so what is learned in one factory is shared with the rest . If we acquire or add additional factories, we can add them to this network . 17: Tempo Weaves a Digital Thread, From First Touch to Delivery I will flip through the technology enabled customer journey, which is the same storyline as last time. TEMPOAUTOMATIO SEPTEMBER 7

18: Tempo Platform Underpins Logistics <none> 19: Tempo Visualizer: Print Preview + Spellcheck for Electronics <none> 20: Tempo Platform Streamlines Assembly <none> 21: Tempo Roadmap Redefines the Manufacturing Process And now I will turn it over to Ralph, our Chief Technology and Manufacturing Officer, to talk about one of the most recent adds to the platform. 22: Today’s Electronics Supply Chain Ralph Richart, Chief Technology Officer, Tempo Automation : TEMPOAUTOMATIO SEPTEMBER 8

Thanks Joy. As a longtime industry guy, I thought I had seen it all. But, the supply chain issues of the last few years have been wider and deeper than I or many of my peers have seen before. They also look like they may be with us for a while. The primary impact of the shortages is on the electronic components that are soldered onto the bare Printed Circuit Boards, an input to the PCBA process. The first bit of good news is that we don’t see those shortages impacting the pace at which our customers innovate and bring new products to market. The second bit is that these inefficiencies are providing opportunities for companies like Tempo who provide unique solutions to address the challenge. One characteristic of the current supply chain environment is that there is substantial volatility in parts availability. In the past, customers and suppliers could generally count on inventory being available for the days to weeks between when a quote was generated and when procurement began. Currently, volatility is so high that day - to - day or even hour - to - hour fluctuations in supply are not unusual. Trying to research, communicate and solve these availability gaps with phone calls, spreadsheets and emails creates a vicious cycle of search and replace, sometimes revisiting the same item 3 or more times, and incurring substantial price changes due to the use of alternate sources. At Tempo, we are leveraging our technology to create a nimble and responsive system that maximizes our opportunity to secure inventory whenever it becomes available, automates workflows to minimize delays in processing, and includes state of the art communication tools to provide customers with relevant insights in a timely manner. The fluctuations in inventory within the supply base is a little like tickets to the hottest concert in town. It’s not that there aren’t any tickets available; it’s just that you probably won’t be online when they are released, or you can’t compete with the automated systems when they are. It’s essentially the same thing for Tempo. By creating automated tools to interact with our preferred suppliers, we are always looking for changes in inventory and responding quickly to know when something we need becomes available. Since conditions are changing constantly, it is impossible to understate the importance of timely, concise and accurate communication. By applying automation and visualization to the entire journey (quote, procurement, receiving, inventory), we can provide views into status change in real time. Our systems are talking to each other constantly, and there are minimal delays in transmission, accuracy or revision. TEMPOAUTOMATIO SEPTEMBER 9

23: Tempo’s Proprietary Inventory Management System This inventory system is integral to the reporting I mentioned in the last slide. We’ve leveraged an existing technology (the smart rack) with a lot of our own development to a create a system that is accurate, traceable, and dynamic. At every stage of the process, our system is recording and validating (even taking pictures at some stages), leading to a very low occurrence rate of lost parts or inaccurate inventory counts. In this new supply chain environment we are seeing many more customers build up inventory in advance of starting a new project. This is showing up as either just obtaining more of the part they want – securing inventory for multiple revisions, or more substitutions – giving them more flexibility in the design. This means we are now managing a larger and more complex inventory than we were before. Because our system does not rely on any physical location of inventory, we are able to provide our customers a complete view of this larger inventory set. This has the effect of becoming another “source” for parts. We can all see everything and sort in myriad ways. In a physical world, moving parts between kits is arduous and manual. In our world, it’s the click of a button. 24: Tempo’s Platform for Future Acquisition Integration. The reason I joined Tempo was to help deliver on the vision of changing the industry. As you may have noted in one of the prior charts, the preponderance of companies in this industry cap out around the 50M dollar revenue mark. As someone who has run two of those and having been through the acquisition of one of them by the other, I have a really good understanding of what we are solving for. Tempo has a manufacturing - tested digital thread that manages the customer - facing, operational, and financial systems and is tailor - made for the high - mix low - volume segment of the electronics manufacturing industry. It was also intentionally built to be modular enough to support inorganic scale, and not be so prescriptive on process so that it can flex with the needs of each individual entity. On the top line, the proprietary cloud - based customer experience is expected to attract more and more customers to the business. On the bottom line, the automation from quote to delivery will be impactful. As an aside, there is also a gold mine of manufacturing data that can be unlocked through the addition of new companies . This is as valuable to our competitive moat as the top and bottom - line benefits . So, let’s pass it on to Ryan and Keith to talk about the financial picture now . TEMPOAUTOMATIO SEPTEMBER 10

25 Financials Ryan Benton, Chief Financial Officer, Tempo Automation : Thanks Joy and Ralph. 26: Detailed Transaction Overview Now I will walk you through the transaction details and then let Keith provide some commentary on the financial forecast. This slide gives you the particulars of the revised transaction shown under two different scenarios. The left - hand column is the Minimum Cash Scenario – which assumes we yield 10 million dollars from the cash in trust. The right - hand column is the No Redemption Scenario, which assumes no redemptions and approximately 40 million dollars cash in trust. For expediency and pragmatism, I will just give commentary on the first, Minimum Cash Scenario. ● This scenario is set to yield a 10 million dollars cash to balance sheet as this is the minimum available cash amount required as part of the revised merger agreement. In addition to cash from trust, other sources include – an equity PIPE. ● The proceeds of the transaction will be utilized to provide cash to the balance sheet, repay debt, and pay transaction fees. ● In this scenario we end up with 17 million dollars of debt, 15 million dollars of which is term debt on very attractive terms including interest only payment for the first year. On that front, I would be remiss if I didn’t thank SQN Ventures and Structural Capital, who have been tremendous supporters of the Company. ● The transaction reflects an implied equity value of approximately 264 million dollars based on current assumptions, and the pie chart on the bottom right shows the Pro Forma ownership under this scenario. And with that I will turn the mic over to Keith for commentary on the forecast. Keith? 27: Financial Projections Keith Tainsky, VP of Finance and Business Operations, Tempo Automation : TEMPOAUTOMATIO SEPTEMBER 11

Thanks Ryan. Slide 27 shows top - line, Non - GAAP Gross Profit and Adjusted EBITDA for our fiscal year 2021 results and full year forecasts through 2025. As we look at fiscal year 2022, revenue is forecasted to be down from the prior year. We continue to be encouraged by the overall demand environment, but short - term revenue has been challenged by the global supply chain issues impacting the availability of semiconductor components. As of June 2022, we had record customer backlog of 8.1 million dollars. We have some of these key new customer wins because our team has leveraged our software platform to help address some of those supply chain challenges and has been working very closely with customers to help with sourcing, alternate part reviews, and manufacturability for low volume production needs. So, looking forward, we do expect some modest tailwinds from shipping out backlog, and we also expect more technology benefits from enhancements to our customer portal and quoting capabilities Supply chain issues although profound, are not the entire story. There is no question that the inability to close the deSPAC transaction up until this point has come with its own challenges. As a team we are really looking forward to getting the deSPAC transaction closed. Looking to fiscal year 2023 we see the top - line growing back to fiscal year 2021 levels but with an improvement in profitability. In addition to top - line growing, technology continues to be a main theme reflected throughout. Getting more specific on how we expect our investments in technology will continue bearing more fruit, the forecast reflects significant expense reductions. These were partially due to right sizing of the business, but also enabled by our newly integrated platform. We have been able to achieve significant benefits by being able to connect our front - end with back - end factory software as well as ERP. Tempo employees can now track status of jobs, inventory, and any issues relating to a customer order on - line and in real time. As the slide notes, these forecast estimates do not include any potential impact from future M&A. We have invested heavily in technology and infrastructure to support Tempo being a much larger enterprise and we will be working tirelessly to achieve that goal. And with that I will turn the mic back over to Joy for closing remarks and Q&A. Joy? TEMPOAUTOMATIO SEPTEMBER 12

28: Q&A In summary , the time is right to marry electronics manufacturing with technology. The 290 billion dollars electronics prototype and on - demand production market, featuring high - growth verticals and onshoring tailwinds, is currently underserved by a highly fragmented, highly manual status quo. Through technology, Tempo is able to provide customers with an impressively short onramp to production, and an equally impressively quick time to revenue. No more extra cups of coffee while customers struggle to get a quote. Tempo’s tools make short work of resolving ambiguities and errors. They create digital workflows to streamline logistics. And they are underpinned by supply chain solutions tailor - made for today’s uncertainties. As we apply our patented and purpose - built software platform to a massive market with fertile ground for tech - enabled M&A, we are excited by the opportunities ahead. Thanks for patiently listening to our story, and I’ll turn it back to Mark now for Q&A. - TEMPOAUTOMATIO SEPTEMBER 13

Additional Information and Where to Find It

Additional information about the proposed business combination (the “Tempo Transaction”) between Tempo Automation, Inc. (collectively with its subsidiaries, “Tempo”) and ACE Convergence Acquisition Corp. (“ACE”), including a copy of the agreement and plan of merger and investor presentation, was provided in a Current Report on Form 8-K filed by ACE with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2021, and is available at www.sec.gov. In connection with the Tempo Transaction, ACE has filed a Registration Statement on Form S-4 (as it has been and may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement has been declared effective, and ACE has filed post-effective amendments thereto. In advance of the vote by ACE’s shareholders with respect to the Tempo Transaction and other matters as described in the Registration Statement, ACE will mail a definitive proxy statement to its shareholders in connection with ACE’s solicitation of proxies for such vote. The Registration Statement also includes the prospectus relating to the offer of securities to be issued to Tempo stockholders in connection with the Tempo Transaction. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Tempo Transaction. ACE will also file other documents regarding the Tempo Transaction with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Tempo Transaction as they become available because they will contain important information about the Tempo Transaction.

Investors and security holders can obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Tempo Transaction, including statements regarding the benefits of the Tempo Transaction, the anticipated timing of the Tempo Transaction, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Tempo Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the Tempo Transaction may not be completed by ACE’s business combination deadline and the potential failure to obtain an additional extension of the business combination deadline if sought by ACE, (iii) the failure to satisfy the conditions to the consummation of the Tempo Transaction, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Tempo Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the amended and restated agreement and plan of merger, (vi) the effect of the announcement or pendency of the Tempo Transaction on Tempo’s business relationships, performance, and business generally, (vii) risks that the Tempo Transaction disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Tempo Transaction, (viii) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the amended and restated agreement and plan of merger or the Tempo Transaction, (ix) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (x) volatility in the price of ACE’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Tempo Transaction, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiii) the impact of the global COVID-19 pandemic, (xiv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xv) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the highly competitive additive manufacturing industry, and (xvii) other risks and uncertainties described in the Registration Statement, the proxy statement/prospectus included in the Registration Statement, ACE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022 (the “Form 10-K”), its subsequent Quarterly Reports on Form 10-Q and the other documents filed by ACE from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking or supplemented statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, the proxy statement/prospectus included in the Registration Statement, the Form 10-K, ACE’s Quarterly Reports on Form 10-Q and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to ACE with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Tempo Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

ACE and Tempo, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of ACE’s shareholders in respect of the Tempo Transaction. Information about the directors and executive officers of ACE is set forth in the Form 10-K. Additional information regarding the identity of all potential participants in the solicitation of proxies to ACE’s shareholders in connection with the proposed Tempo Transaction and other matters to be voted upon at the extraordinary general meeting, and their direct and indirect interests, by security holdings or otherwise, is set forth in ACE’s proxy statement. Investors may obtain such information by reading such proxy statement.